Exhibit 99.20

SANDSTORM GOLD LTD.

Suite 1400, 400 Burrard Street

Vancouver, BC V6C 3A6

Tel: (604) 689-0234/Fax: (604) 689-7317

INFORMATION CIRCULAR

(As at March 28, 2012, except as otherwise indicated)

Sandstorm Gold Ltd. (the “Company”) is providing this Information Circular (the “Circular”) and a form of proxy in connection with management’s solicitation of proxies for use at the Annual and Special Meeting (the “Meeting”) of the Company to be held on Friday, May 4, 2012 and at any adjournments. Unless the context otherwise requires, when we refer in this Circular to the Company, its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

All dollar amounts referenced herein are expressed in United States Dollars unless otherwise stated.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder’s behalf in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the “Management Proxyholders”).

A Shareholder has the right to appoint a person other than a Management Proxyholder, to represent the Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Shareholder.

VOTING BY PROXY

Only Registered Holders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted for or against or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a Shareholder does not specify a choice and the Shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, P.O. Box 4572, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only Registered Holders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Registered Shareholders are holders whose names appear on the share register of the Company and are not held in the name of a brokerage firm, bank or trust company through which they purchased shares. Whether or not you are able to attend the Meeting, Shareholders are requested to vote their proxy in accordance with the instructions on the proxy. Most Shareholders are “non-registered” Shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of their Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant.

There are two kinds of beneficial owners: those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object (called “NOBOs” for Non-Objecting Beneficial Owners).

Issuers can request and obtain a list of their NOBOs from Intermediaries via their transfer agents, pursuant to National Instrument 54-101 - Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”) and issuers can use this NOBO list for distribution of proxy-related materials directly to NOBOs. The Company has decided to take advantage of those provisions of NI 54-101 that allow it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a voting instruction form from the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”). These voting instruction forms are to be completed and returned to Computershare in the postage paid envelope provided or by facsimile. Computershare will tabulate the results of the voting instruction forms received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by voting instruction forms they receive. Alternatively, NOBOs may vote following the instructions on the voting instruction form, via the internet or by phone.

With respect to OBOs, in accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this Information Circular, the form of proxy and the supplemental mailing list request card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(a)

be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow; or

(b)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of their Shares they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

REVOCABILITY OF PROXY

Any registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered Shareholder, their attorney authorized in writing or, if the registered Shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered Shareholders have the right to revoke a proxy. Non-Registered Shareholders who wish to change their vote must, at least seven days before the Meeting, arrange for their Intermediary to revoke the proxy on their behalf.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value (the “Common Shares”), of which 347,408,871 Common Shares are issued and outstanding as of March 28, 2012. Persons who are registered shareholders at the close of business on March 28, 2012 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each Common Share held. The Company has only one class of shares.

To the knowledge of the Directors and Executive Officers of the Company, as of the date hereof, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company carrying 10% or more of the voting rights attached to any class of voting securities of the Company.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Objectives of Compensation Program

The objectives of the Company’s compensation program are to attract, hold and inspire performance by members of senior management of a quality and nature that will enhance the sustainable profitability and growth of the Company.

Overview of the Compensation Philosophy

The independent Directors of the Company have the responsibility for determining compensation for the Named Executive Officers and other senior executives of the Company and the following principles guide the Company’s overall compensation philosophy:

(a)	compensation is determined on an individual basis by the need to attract and retain talented, high-achievers;

(b)	calculating total compensation is set with reference to the market for similar jobs in similar locations;

(c)	an appropriate portion of total compensation is variable and linked to achievements, both individual and corporate;

(d)	internal equity is maintained such that individuals in similar jobs and locations are treated fairly; and

(e)	the Company supports reasonable expenses in order that employees continuously maintain and enhance their skills.

Elements of Executive Compensation

It is important to note that Nolan Watson, the Company’s Chief Executive Officer, and David Awram, the Company’s Executive Vice-President, each currently receive one salary from the Company in the amount of C$240,000 which is allocated between the Company and Sandstorm Metals & Energy Ltd. (“Sandstorm Metals”). In addition, the Company’s Chief Financial Officer (Erfan Kazemi) and the Company’s Executive Vice-President, Corporate Development (Justin Cochrane) each receive one salary from the Company which is also allocated between the Company and Sandstorm Metals. These salaries are and will continue to be allocated based upon the percentage of time spent by these executives on each of the two company’s businesses.

It is the compensation philosophy of the Company to provide a market-based blend of base salaries, bonuses and an equity incentive component in the form of stock options. Total compensation, including base salaries, bonuses and stock option grants are set at the average end compared to industry peers, with lower than average base salaries and higher than average variable elements (i.e. bonuses and stock options). The Company believes that bonus and stock option components serve to further align the interests of management with the interests of the Company’s shareholders.

For the financial year ended December 31, 2011, the Company’s executive compensation program consisted of the following elements:

•	base salary;
•	annual performance-based cash incentives;
•	medical and other benefits; and
•	equity compensation consisting of stock options.

In addition, Restricted Share Rights may be awarded under the Company’s Restricted Share Plan which was approved by the Company’s shareholders at the Annual and Special Meeting of Shareholders held on May 10, 2011. To date, no Restricted Share Rights have been issued by the Company.

The specific rationale and design of each of these elements are outlined in detail below:

Element of Compensation	Summary and Purpose of Element

Base Salary

Salaries form an essential element of the Company’s compensation mix as they are the first base measure to compare and remain competitive relative to peer groups. Base salaries are fixed and therefore not subject to uncertainty and are used as the base to determine other elements of compensation and benefits. The independent Directors review the salaries of Named Executive Officers at least annually as part of their overall competitive market assessment. Typically, the independent Directors make annual salary adjustments by January/February of each year for the 12 month period from January 1 to December 31 of the current year.

Annual Performance-
Based Cash Incentives

Annual performance-based cash incentives are a variable component of compensation designed to reward the Company’s executives for maximizing annual operating performance. The independent Directors review annual performance-based cash awards as part of their overall annual assessment of the Company and individual and individual performance. Typically, the independent Directors make awards by January/February of each year for the 12 month period from January 1 to December 31 of the prior year.

Stock Options

The granting of stock options is a variable component of compensation intended to incentivise the Company’s executive officers to accretively grow the Company and increase the value of the Company’s Common Shares.

Restricted Share Rights

Restricted Share Rights are a variable and discretionary component of compensation designed to reward employees, officers, Directors, management company employees and consultants of the Company as a discretionary payment in consideration of past services to the Company. The Restricted Share Rights Plan is administered by the Directors who may delegate their powers to a committee of the Directors comprised of not less than three (3) members (in either case, the “RSR Committee”) and the RSR Committee will, from time to time, determine the participants to whom Restricted Share Rights shall be granted and the RSR Committee will take into consideration the present and potential contributions of and the services rendered by the particular participant to the success of the Company and any other factors which the RSR Committee deems appropriate and relevant. To date, no Restricted Share Rights have been granted by the RSR Committee.

Other Compensation
(Perquisites)

The Company’s executive employee benefit program includes life, medical, dental and disability insurance, along with paid parking. Such benefits and perquisites are designed to be competitive overall with equivalent positions in comparable Canadian organizations.

The Company does not currently plan on making any significant changes to its compensation policies and practices in the next financial year.

Overview of How Compensation Program Fits with Compensation Goals

1.                                    Attract, Hold and Inspire Key Talent – the compensation package meets the goal of attracting, holding and motivating key talent in a highly competitive mining environment through the following elements:

•                                                  competitive cash compensation program, consisting of base salary and bonus, which is generally consistent with or superior to similar opportunities; and

•                                                  providing an opportunity to participate in the Company’s growth through options.

2.                                     Alignment of Interest of Management with Interest of the Company’s Shareholders – the compensation package meets the goal of aligning the interests of management with the interest of the Company’s shareholders through the following elements:

•                                                  the grant of stock options where, if the price of the Company’s Shares increases over time, both executives and shareholders will benefit; and

•                                                staged vesting on stock option awards, which gives management an interest in increasing the price of the Company’s Shares over time, rather than focusing on short-term increases.

Base Salary

To date, in determining the base salary of a Named Executive Officer, the independent Directors have considered the recommendations made by the Chief Executive Officer and have reviewed the remuneration paid to executives with similar titles at a comparator group of companies in the marketplace, based on sector, market capitalization and complexity. Thus far, the independent Directors have determined that the executive officers receive base salaries which are typically on the moderately below average end of the comparator group and bonuses and equity compensation that are typically on the moderately higher end of the comparator group, due to the Company’s unique business model and deal-driven nature. In arriving at an overall subjective assessment of base salary to be paid to a particular executive officer, the independent Directors also consider the particular responsibilities of the position, the experience level of the executive officer, his or her past performance at the Company, the performance of the Company over the past year and an overall assessment of market, industry and economic conditions.

The independent Directors believe that it is appropriate to establish compensation levels based in large part on benchmarking against similar companies. In this way, the Company can gauge if its compensation is competitive and reasonable. The Company uses a comparator group of publicly-traded mining companies of similar size, as determined by market capitalization and complexity, to the Company (in combination with Sandstorm Metals), and that are based in North America. The following table summarizes the comparator group used for the purpose of determining 2012 annual base salaries (the “Comparator Group”):

Comparator Group

American Petrogas Inc.

Augusta Resource Corporation

Banro Corporation

Cline Mining Corporation

Copper Mountain Mining Corporation

Eastern Platinum Limited

Gran Colombia Gold Corp.

International Tower Hill Mines Ltd.

MAG Silver Corp.

Neo Material Technologies Inc.

Northern Dynasty Minerals Ltd.

Premier Gold Mines Limited

Rainy River Resources Ltd.

Rubicon Minerals Corporation

Sprott Resource Corp.

Torex Gold Resources Inc.

US Gold Corporation & Minera Andes

Golden Star Resources Ltd.

The base salary of each of the Named Executive Officers falls within the Comparator Group’s below average base salary for comparable positions.

Annual Performance-Based Cash Incentives

In determining the annual cash bonus of a Named Executive Officer, the independent Directors consider the recommendations made by the Chief Executive Officer in assessing the Company and the Named Executive Officer’s performance over the past year. The independent Directors assess the following Company performance indicators:

•                                         The value of completed transactions is evaluated based on the total dollar amount of transactions completed during the year, the number of transactions and the overall value accretion to the Company as a result of those transactions. This performance indicator is critical to the success of the Company due to the Company’s unique business model and deal-driven nature.

•                                         Relative Share performance is evaluated based on the Common Share price for the period January 1 to December 31, as compared to the share price of the companies comprising the Comparator Group. The independent Directors believe this performance indicator aligns the interests of management to the interests of shareholders.

•                                         Debt and equity financing(s) successfully completed during the financial year. The independent Directors believe this performance indicator may be an important element in the Company’s ability to successfully attract and close streaming transactions.

•                                         Fiscal responsibility with respect to level of control and management of the Company’s general and administrative expenses for the relevant period.

The independent Directors also review the personal performance of the Named Executive Officers. Evaluation of personal performance factors is subjective and includes consideration of quality of work, effort undertaken and leadership abilities, among other factors. Other exceptional or unexpected factors that may be considered in the evaluation of a Named Executive Officer’s performance are subjective and not defined.

In taking into account the financial performance aspect, it is recognized that executive officers cannot control certain factors, such as interest rates and the international market for commodities such as gold. When applying the financial performance criteria, the independent Directors emphasize factors over which the executive officers can exercise control, such as meeting budget targets, controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company. Although no specific percentage is allocated to each factor, the independent Directors give particular weight to the value of transactions completed during the year and the relative Share performance.

The independent Directors may exercise discretion either to award compensation absent attainment of the relevant performance goals or to reduce or increase the size of any award or payout. No such discretion was necessary or exercised for the past fiscal year.

Total base salary plus cash awarded for 2011 to each of the Named Executive Officers falls within the average of the Comparator Group three year average for comparable positions.

Option-Based Awards

The Company’s Stock Option Plan is designed to advance the interests of the Company by encouraging eligible participants, being Directors, employees, management company employees, officers and consultants, to have equity participation in the Company through the acquisition of Common Shares.

The Stock Option Plan has been and will be used to provide share purchase options which are awarded based on the recommendations of the independent Directors of the Company, taking into account the level of responsibility of the executive as well as his or her past impact on or contribution to, and/or his or her ability in the future to have an impact on or to contribute to the longer-term operating performance of the Company. In determining the number of options to be granted to the Company’s executive officers, the Board takes into account the number of options, if any, previously granted to each executive officers, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the TSX Venture Exchange (the “TSXV”) and to closely align the interests of the executive officers with the interests of the Shareholders. The quantum of individual option grants to each NEO is based on a targeted value for the long-term incentive component of the overall compensation for each NEO, which is then used to determine an actual number of options to be recommended to the independent Directors, based on the fair market value of the options as of the date of grant. The Board determines the vesting provisions of all stock option grants.

Restricted Share Rights

Restricted Share Rights may be awarded under the Company’s Restricted Share Plan which was approved by the Company’s shareholders at the Annual and Special Meeting of Shareholders held on May 10, 2011. Please see “Restricted Share Plan” under “SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS” in this Circular for additional details. The Restricted Share Plan provides that Restricted Share Rights may be granted to employees, officers, Directors, management company employees and consultants of the Company as a discretionary payment in consideration of past services to the Company. The purpose of the Restricted Share Plan is to advance the interests of the Company through the motivation, attraction and retention of such persons and to secure for the Company and the shareholders of the Company the benefits inherent in the ownership of shares in the Company by such persons, it being generally recognized that restricted share plans aid in attracting, retaining and encouraging such persons due to the opportunity offered to them to acquire a proprietary interest in the Company. To date, no Restricted Share Rights have been issued by the Company.

Compensation Risk Assessment and Governance

The Company does not have a Compensation Committee. The independent Directors of the Company review the overall executive compensation program on an annual basis and consider the implications of the risks associated with the Company’s executive compensation policies, philosophy and practices. As discussed above, the independent Directors follow an overall compensation model which ensures that an adequate portion of overall compensation for the NEOs is “at risk” and only realized through the performance of the Company over both the short-term and long-term. Short-term incentive structures (i.e. annual performance-based cash incentives) are designed to include multiple elements so as to mitigate the risk of maximizing one component at the expense of another. The long-term component, which is satisfied by stock option grants which are generally subject to vesting on the first, second and third anniversary of grant, are priced at market-value at the time of grant and the number granted based on a fixed annual dollar amount using the then applicable Black-Scholes value per option granted. Therefore, the realization of value from the long-term incentive component of the executive compensation program is entirely dependent upon long-term appreciation in shareholder value. In addition to this structural component, the independent Directors also have regard to the fact that two of the NEOs are original founders of the Company and continue to retain significant personal shareholdings in the Company and therefore have a direct personal interest in the maximization of shareholder value.

The Company does not permit its executive officers or Directors to hedge any of the equity compensation granted to them.

Other Compensation – Perquisites

None of the Named Executive Officers received any perquisites which in the aggregate were greater than C$50,000 or 10% of the respective Named Executive Officer’s salary.

Other Long-Term Incentive Plans

The Company does not have any other long-term incentive plans, including any supplemental executive retirement plans.

Summary Compensation Table

The following table is presented in accordance with National Instrument Form 51-102F6 (“Statement of Executive Compensation”) and sets forth all annual and long-term compensation for services in all capacities to the Company for the three most recently completed financial years of the Company, being the periods ended December 31, 2009, December 31, 2010 and December 31, 2011 in respect of each of the following executive officers of the Company: (a) the CEO; (b) the current CFO; (c) the former CFO; and, where applicable, (d) the other three most highly compensated executive officers of the Company during the financial year ended December 31, 2011 whose individual total compensation for the most recently completed financial year exceeded C$150,000 and any individual who would have satisfied these criteria but for the fact that individual was neither an executive officer, nor acting in a similar capacity, at the end of the most recently completed financial year (collectively the “Named Executive Officers” or “NEOs”).

					Non-Equity Incentive Plan
					Compensation
NEO Name			Share-		($)			All Other	Total Compen-
and			Based	Option-Based	Annual	Long-term	Pension	Compen-
Principal	Year	Salary	Awards	Awards	Incentive	Incentive	Value	sation	sation
Position		($) (1)	($)	($)(1)	Plans (1)	Plans	($)	($)	($)

Nolan	December	$127,092	NIL	$342,160 (8)	$245,825	NIL	NIL	NIL	$715,077
Watson (2)	31, 2011	(C$129,250)		(C$347,971)	(C$250,000)				(C$727,221)
CEO
	December	$115,606		$220,351 (9)	$125,675	NIL	NIL	NIL	$461,632
	31, 2010	(C$119,167)	NIL	(C$224,559)	(C$125,000)				(C$468,726)

	December	NIL	NIL	$106,667 (10)	$191,100	NIL	NIL	NIL	$297,767
	31, 2009 (11)			(C$116,055)	(C$200,000)				(C$316,055)

Erfan	December	$31,957	NIL	$191,051 (8)	$49,165	NIL	NIL	NIL	$272,173
Kazemi (3) CFO	31, 2011	(C$32,500)		(C$194,296)	(C$50,000)				(C$276,796)

Krysta	December	$25,812	NIL	$64,155 (8)	$14,750	NIL	NIL	NIL	$104,717
Rehaag (4)	31, 2011	(C$26,250)		(C$65,245)	(C$15,000)				(C$106,495)
Former CFO
	December	NIL	NIL	$66,105 (9)	NIL	NIL	NIL	NIL	$66,105
	31, 2010			(C$67,368)					(C$67,368)

	December			$28,515 (10)	NIL	NIL	NIL	NIL	$28,515
	31, 2009	NIL	NIL	(C$32,300)					(C$32,300)
	(11)

David	December	$108,163	NIL	$342,160 (8)	$245,825	NIL	NIL	NIL	$696,148
Awram (5)	31, 2011	(C$110,000)		(C$347,971)	(C$250,000)				(C$707,971)
Executive
Vice-	December	$115,606	NIL	$220,351 (9)	$125,675	NIL	NIL	NIL	$461,632
President	31, 2010	(C$119,167)		(C$224,559)	(C$125,000)				(C$468,726)
(“EVP”)
	December 31, 2009	NIL	NIL	$106,667 (10) (C$116,055)	$191,100 (C$200,000)	NIL	NIL	NIL	$297,767 (C$316,055)
	(11)

Ron Ho (6)	December	$167,161	NIL	$256,621 (8)	$147,495	NIL	NIL	NIL	$571,277
Vice-	31, 2011	(C$170,000)		(C$260,979)	(C$150,000)				(C$580,979)
President,
Finance	December	$124,922	NIL	$220,351 (9)	$75,405	NIL	NIL	NIL	$420,678
(“VP”)	31, 2010	(C$129,167)		(C$224,559)	(C$75,000)				(C$428,726)

	December	$56,007	NIL	$85,786 (10)	$28,665	NIL	NIL	NIL	$170,458
	31, 2009	(C$60,000)		(C$99,615)	(C$30,000)				(C$189,615)
	(11)

Justin	December	$80,890	NIL	$256,621 (8)	$68,831	NIL	NIL	NIL	$406,342
Cochrane (7)	31, 2011	(C$82,264)		(C$260,979)	(C$70,000)				(C$413,242)
Executive
Vice-	December	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL
President,	31, 2010
Corporate
Development (“EVP-CD”)	December 31, 2009 (11)	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL

(1)                    Salaries and bonuses for the Named Executive Officers are paid in Canadian Dollars and converted to United States Dollars for reporting purposes in the Summary Compensation Table above for the financial year ended December 31, 2011 at the noon exchange rate on Friday, December 30, 2011 as quoted by the Bank of Canada (“BofC”) of C$1.00 = US$0.9833, for the financial year ended December 31, 2010 at the BofC noon exchange rate on that day of C$1.00 = US$1.0054 and for the financial year ended December 31, 2009 at the BofC noon exchange rate on that day of C$1.00 = US$0.9555.

(2)                    Mr. Watson became a Director of the Company on September 12, 2008 and its President and CEO on September 23, 2008. Mr. Watson is an employee of the Company.

(3)                    Mr. Kazemi was appointed as the CFO of the Company on August 15, 2011. Mr. Kazemi is an employee of the Company.

(4)                    Ms. Rehaag was appointed as the CFO of the Company on May 30, 2008 and ceased as the Company’s CFO on August 15, 2011. During all but the last two weeks of this period, Ms. Rehaag was not an employee of the Company, but was employed by Pathway Capital Ltd. (“Pathway”) and the portion of the compensation paid to Ms. Rehaag by Pathway during the fiscal periods ended December 31, 2009, 2010 and 2011 and which Pathway attributed to the CFO services which Ms. Rehaag provided to the Company was approximately $19,958, $39,603 and $24,930 respectively. Ms. Rehaag became an employee of the Company on August 1, 2011.

(5)                  Mr. Awram became a Director of the Company on March 23, 2007 and its EVP on July 23, 2009. Mr. Awram is an employee of the Company.

(6)                  Mr. Ho became an employee of the Company on July 7, 2009 and assumed the role of Vice-President, Finance for the Company.

(7)                  Mr. Cochrane became an employee of the Company on November 25, 2011 and assumed the role of Executive Vice-President, Corporate Development for the Company.

(8)                  The Black-Scholes-Merton model is used as the methodology to calculate the grant date fair value and relied on the following key assumptions and estimates for the 2011 calculation: expected dividend yield 0%; expected stock price volatility 51.0%; risk free interest rate 1.14%; and expected life of options of three years. The Company chose this methodology as it is the standard for exploration/developing companies in Canada and has been consistently applied by the Company for valuing option-based awards granted by the Company since 2007.

(9)                  The Black-Scholes-Merton model is used as the methodology to calculate the grant date fair value and relied on the following key assumptions and estimates for the 2010 calculation: expected dividend yield 0%; expected stock price volatility 47.0%; risk free interest rate 1.57%; and expected life of options of three years.

(10)            The Black-Scholes-Merton model is used as the methodology to calculate the grant date fair value and relied on the following key assumptions and estimates for the 2009 calculation: expected dividend yield 0%; expected stock price volatility 45.0%; risk free interest rate 1.92%; and expected life of options of three years.

(11)            The Company changed its fiscal year-end date from March 31 to December 31, resulting in a nine-month transition year from April 1, 2009 to December 31, 2009.

Incentive Plan Awards

The Company does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the Named Executive Officer(s) except as follows:

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all option-based awards outstanding at the end of the most recently completed financial year (December 31, 2011), including awards granted before the most recently completed financial year, to each of the Named Executive Officers. The Company has not issued any Restricted Share Rights under its Restricted Share Plan.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (1) ($)	Option Expiration Date	Value of Unexercised In- The-Money Options (2) ($)	Number of Shares Or Units Of Shares That Have Not Vested (#)	Market or Payout Value Of Share-Based Awards That Have Not Vested ($)
Nolan Watson	1,000,000	C$0.435	July 28, 2014	$752,225	N/A	N/A
				(C$765,000)
CEO
	1,000,000	C$0.68	November 26, 2015	$511,316	N/A	N/A
				(C$520,000)

	800,000	C$1.27	November 25, 2016	NIL	N/A	N/A

Erfan Kazemi	250,000	C$1.26	August 25, 2016	NIL	N/A	N/A
CFO
	150,000	C$1.27	November 25, 2016	NIL	N/A	N/A

Krysta	200,000	C$0.45	June 16, 2014	$147,495	N/A	N/A
Rehaag				(C$150,000)
Former CFO
	300,000	C$0.68	November 26, 2015	$153,395	N/A	N/A
				(C$156,000)

	150,000	C$1.27	November 25, 2016	NIL	N/A	N/A

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (1) ($)	Option Expiration Date	Value of Unexercised In- The-Money Options (2) ($)	Number of Shares Or Units Of Shares That Have Not Vested (#)	Market or Payout Value Of Share-Based Awards That Have Not Vested ($)
David Awram	20,000	C$0.10	July 31, 2012	$21,633	N/A	N/A
EVP				(C$22,000)

	1,000,000	C$0.435	July 28, 2014	$752,225	N/A	N/A
				(C$765,000)

	1,000,000	C$0.68	November 26, 2015	$511,316	N/A	N/A
				(C$520,000)

	800,000	C$1.27	November 25, 2016	NIL	N/A	N/A

Ron Ho	700,000	C$0.44	July 6, 2014	$523,116	N/A	N/A
VP				(C$532,000)

	1,000,000	C$0.68	November 26, 2015	$511,316	N/A	N/A
				(C$520,000)

	600,000	C$1.27	November 25, 2016	NIL	N/A	N/A

Justin	600,000	C$1.27	November 25, 2016	NIL	N/A	N/A
Cochrane EVP-CD

(1)             The exercise price per Common Share of stock options is set in Canadian dollars because that is the currency in which the Company’s Common Shares trade on the TSXV.

(2)             Calculated using the closing price of the Company’s Common Shares on the TSXV on December 30, 2011 (which was the last trading day in 2011) of C$1.20 and subtracting the exercise price of the in-the-money stock options. Translated using the Friday, December 30, 2011 CDN:USD noon exchange rate as quoted by the Bank of Canada of C$1.00 = US$0.9833. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Company’s Common Shares on the date of exercise.

Incentive Plan Awards - Value Vested Or Earned During The Year

The value vested or earned during the most recently completed financial year (December 31, 2011) of incentive plan awards granted to Named Executive Officers are as follows:

NEO Name	Option-Based Awards - Value Vested During The Year (1) ($)	Share-Based Awards - Value Vested During The Year ($)	Non-Equity Incentive Plan Compensation - Value Earned During The Year ($)
Nolan Watson	$788,333	N/A	N/A
CEO	(C$775,168)

Erfan Kazemi	N/A	N/A	N/A
CFO

Krysta Rehaag	$137,000	N/A	N/A
Former CFO	(C$134,712)
David Awram	$788,333	N/A	N/A
EVP	(C$775,168)
Ron Ho	$456,667	N/A	N/A
VP	(C$449,040)
Justin Cochrane EVP-CD	N/A	N/A	N/A

(1)                  This amount is the dollar value that would have been realized if the options had been exercised on the vesting date, computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

Pension Plan Benefits

The Company does not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.

Termination of Employment, Change in Responsibilities and Employment Contracts

Other than as set forth below, the Company and its subsidiaries have no contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or its subsidiaries or a change in responsibilities of the NEO following a change of control.

Agreements with Nolan Watson (President and CEO) and David Awram (Executive VP)

The Company has entered into identical employment agreements with each of Nolan Watson and David Awram (the “Watson Agreement, the “Awram Agreement” or, collectively, the “Agreements”, as the case may be). Each Agreement provides for a base salary (the “Base Salary”) to each of the executives. In addition, the executives are eligible to participate in such incentive bonus plans as may be implemented by the Company from time to time for its senior executives and the Company will, in its discretion, consider bonuses at least annually.

Upon termination of the Watson Agreement or the Awram Agreement by the Company without cause, the Company shall be obliged to pay an amount equal to two and a half (2.5) years of the terminated executive’s Base Salary at that time PLUS an amount equal to two and a half (2.5) times the average bonus percentage granted to the terminated executive for the two most recent annual bonuses approved by the Board of Directors, multiplied by the terminated executive’s current Base Salary immediately prior to termination. In addition, following such termination, all other benefits (i.e. health, accident and life insurance) (the “Benefits”) will continue for a period of two and a half (2.5) years from the date of termination, or, if such is not possible, the Company shall pay to the terminated executive an amount sufficient to enable him to procure comparable benefits on a private basis for such term. Also, any equity or equity based compensation received by the terminated executive and held by him at such time shall fully vest, if not already vested, and shall be exercisable by him following such termination or election, as the case may be, in accordance with their terms.

Upon termination of the Watson Agreement or the Awram Agreement by the Company for cause, no notice, salary, compensation, benefits, allowances or pay in lieu of notice shall be paid or payable to the terminated executive after or as a result of such termination other than the Base Salary and Benefits to the effective date of such termination and any equity or equity based compensation previously received by the terminated executive and held by him at such time shall immediately terminate and shall no longer be exercisable effective as of the date that the terminated executive’s employment is terminated for cause.

Pursuant to certain stated circumstances, upon termination of the Watson Agreement or the Awram Agreement by the Company within sixty (60) days of a Change of Control (as defined in the Agreements) or if the applicable executive elects to terminate his Agreement by giving notice to the Company within sixty (60) days of becoming aware of such Change of Control, the Company shall pay to the applicable executive an amount equal to two and a half (2.5) times his Base Salary at that time and any bonus owing to the applicable executive immediately prior to such termination or Change of Control shall be paid and, in addition, the Company shall pay to the applicable executive an amount equal to two and a half (2.5) times the average bonus percentage granted to the executive for the two most recent annual bonuses approved by the Company’s Board of Directors, multiplied by the applicable executive’s current Base Salary immediately prior to termination. In addition, the executive’s Benefits will continue for a period of two and a half (2.5) years from the date of termination, or, if such is not possible, the Company shall pay to the applicable executive an amount sufficient to enable him to procure comparable benefits on a private basis for such term. All equity or equity based compensation received by the executive and held by him immediately prior to termination or election upon a Change of Control shall fully vest, if not already vested, and shall be exercisable by the executive following such termination or election, as the case may be, in accordance with their terms.

Agreements with Erfan Kazemi (CFO), Ron Ho (VP, Finance)
and Justin Cochrane (EVP, Corporate Development)

The Company has entered into an employment agreement with each of Erfan Kazemi, Ron Ho and Justin Cochrane (the “Kazemi Agreement”, the “Ron Ho Agreement” and the “Cochrane Agreement” or, collectively, the “Agreements”, as the case may be). Each Agreement provides for a base salary (the “Base Salary”) to each of the executives. In addition, the executives are eligible to participate in such incentive bonus plans as may be implemented by the Company from time to time for its senior executives and the Company will, in its discretion, consider bonuses at least annually.

Pursuant to certain stated circumstances, upon termination of the Kazemi Agreement or the Ron Ho Agreement or the Cochrane Agreement by the Company within sixty (60) days of a Change of Control (as defined in the Agreements) or if the applicable executive elects to terminate his Agreement by giving notice to the Company within sixty (60) days of becoming aware of such Change of Control, the Company shall pay to the applicable executive an amount equal to two (2) times his Base Salary at that time and any bonus owing to the applicable executive immediately prior to such termination or Change of Control shall be paid and, in addition, the Company shall pay to the applicable executive an amount equal to two (2) times the average bonus percentage granted to the executive for the two most recent annual bonuses approved by the Company’s Board of Directors, multiplied by the applicable executive’s current Base Salary immediately prior to termination. In addition, the executive’s Benefits (as defined in the Agreements) will continue for a period of two (2) years from the date of termination, or, if such is not possible, the Company shall pay to the applicable executive an amount sufficient to enable him to procure comparable benefits on a private basis for such term. All equity or equity based compensation received by the executive and held by him immediately prior to termination or election upon a Change of Control shall fully vest, if not already vested, and shall be exercisable by the executive following such termination or election, as the case may be, in accordance with their terms.

Estimated Incremental Payments on Change of Control

The following table provides details regarding the estimated incremental payments from the Company to each of Nolan Watson, David Awram, Erfan Kazemi, Ron Ho and Justin Cochrane upon termination by the Company on a Change of Control of the Company or on termination without cause, assuming that the triggering event occurred on December 31, 2011:

Name of NEO	Total Incremental Payment (1,2,3)
Nolan Watson	$1,081,630
(C$1,100,000)

David Awram	$1,081,630
(C$1,100,000)

Erfan Kazemi	$519,346
(C$528,167)

Ron Ho	$686,343
(C$698,000)

Justin Cochrane	$866,582
(C$881,300)

(1)                                  Salaries, bonuses and benefits for the NEOs are paid in Canadian dollars and converted to United States dollars for reporting purposes in the table above at the exchange rate of C$1.00 = US$0.9833, being the noon exchange rate for Canadian Dollars in terms of the United States dollar, as quoted by the Bank of Canada on Friday, December 30, 2011.

(2)                                  Amounts in this column include accrued vacation allowance as of December 31, 2011.

(3)                                  This represents the entitlement the NEO would have received if a Change of Control or other applicable triggering event had occurred on December 31, 2011.

The accelerated option value of the aforementioned NEO’s existing stock options as of December 31, 2011 is detailed under “Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards” in this Circular.

Defined Benefit or Actuarial Plan Disclosure

The Company and its subsidiaries have no defined benefit or actuarial plans.

Director Compensation

The following table sets forth all amounts of compensation provided to the Directors, who are each not also a Named Executive Officer, for the Company’s most recently completed financial year (December 31, 2011):

Director Name	Fees Earned ($)	Share-Based Awards ($)	Option- Based Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
David E. De Witt (2)	NIL	NIL	$256,620	NIL	NIL	NIL	$256,620
			(C$260,979)				(C$260,979

Andrew T.	NIL	NIL	$256,620	NIL	NIL	NIL	$256,620
Swarthout			(C$260,979)				(C$260,979)

John P.A. Budreski	NIL	NIL	$256,620	NIL	NIL	NIL	$256,620
			(C$260,979)				(C$260,979)

(1)                  The Black-Scholes-Merton model is used as the methodology to calculate the grant date fair value and relied on the following key assumptions and estimates for these calculations: expected dividend yield 0%; expected stock price volatility 51.0%; risk free interest rate 1.14%; and expected life of options of three years.

(2)                  Pathway Capital Ltd. (“Pathway”), a private company controlled by Mr. De Witt, charged the Company $166,826 for rent, office costs and administrative support services during the year ended December 31, 2011. The amounts charged by Pathway were in the normal course of operations and were recorded at their exchange amount which is the price agreed to between the Company and Pathway. Fees charged by Pathway under these arrangements are not included in Mr. De Witt’s compensation disclosed above as the fees charged by Pathway were on a cost recovery basis.

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular.

The Company has a Stock Option Plan for the granting of incentive stock options to its officers, employees and Directors. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Company’s Directors and to closely align the personal interests of such persons to that of the Shareholders.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all option-based awards outstanding at the end of the most recently completed financial year (December 31, 2011), including awards granted before the most recently completed financial year, to each of the Directors who are not Named Executive Officers. The Company has not issued any Restricted Share Rights under its Restricted Share Plan.

	Option-Based Awards				Share-Based Awards
Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (1) ($)	Option Expiration Date	Value of Unexercised In-The-Money Options (2) ($)	Number of Shares Or Units Of Shares That Have Not Vested (#)	Market or Payout Value Of Share-Based Awards That Have Not Vested ($)
David E. De Witt	1,000,000	C$0.68	November 26, 2015	$511,316	N/A	N/A
(C$520,000)

	600,000	C$1.27	November 25, 2016	NIL	N/A	N/A

	Option-Based Awards				Share-Based Awards
Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (1) ($)	Option Expiration Date	Value of Unexercised In-The-Money Options (2) ($)	Number of Shares Or Units Of Shares That Have Not Vested (#)	Market or Payout Value Of Share-Based Awards That Have Not Vested ($)
Andrew T.	1,000,000	C$0.45	June 16, 2014	$737,475	N/A	N/A
Swarthout				(C$750,000)

	1,000,000	C$0.68	November 26, 2015	$511,316	N/A	N/A
				(C$520,000)

	600,000	C$1.27	November 25, 2016	NIL	N/A	N/A

John P.A.	1,000,000	C$0.45	June 16, 2014	$737,475	N/A	N/A
Budreski				(C$750,000)

	1,000,000	C$0.68	November 26, 2015	$511,316	N/A	N/A
				(C$520,000)

	600,000	C$1.27	November 25, 2016	NIL	N/A	N/A

(1)         The exercise price per Share of stock options is set in Canadian dollars because that is the currency in which the Company’s Shares trade on the TSXV.

(2)          Calculated using the closing price of the Company’s Common Shares on the TSXV on December 30, 2011 (which was the last trading day in 2011) of C$1.20 and subtracting the exercise price of the in-the-money stock options. Translated using the Friday, December 30, 2011 CDN:USD noon exchange rate as quoted by the Bank of Canada of C$1.00 = US$0.9833. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Company’s Common Shares on the date of exercise.

Incentive Plan Awards - Value Vested or Earned During the Year

The value vested or earned during the most recently completed financial year (December 31, 2011) of incentive plan awards granted to Directors who are not Named Executive Officers are as follows:

Director Name	Option-Based Awards - Value Vested During The Year (1) ($)	Share-Based Awards - Value Vested During The Year ($)	Non-Equity Incentive Plan Compensation - Value Earned During The Year ($)
David E. De Witt	$288,435	N/A	N/A
	(C$293,333)

Andrew T.	$524,427	N/A	N/A
Swarthout	(C$533,333)

John P.A. Budreski	$524,427	N/A	N/A
	(C$533,333)

(1)                  This amount is the dollar value that would have been realized if the options had been exercised on the vesting date, computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the Company’s compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year (December 31, 2011).

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1) (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (2) (c)

Equity compensation plans approved	19,350,000	C$0.79	9,820,007
by securityholders

Equity compensation plans not	NIL	N/A	N/A
approved by securityholders

Total	19,350,000	C$0.79	9,820,007

(1)                  Represents the number of Common Shares available for issuance upon exercise of outstanding stock options which have been granted under the Company’s Stock Option Plan as at December 31, 2011. In addition, the Company is entitled to issue up to 4,000,000 Restricted Share Rights under its Restricted Share Plan, however, as of the date hereof, no Restricted Share Rights have been issued (see below under “Restricted Share Plan” for further details).

(2)                  Represents the number of Common Shares remaining available for future issuance under stock options available for grant as of December 31, 2011 under the Company’s Stock Option Plan. Please note that the maximum number of Common Shares which may be made subject to (a) Restricted Share Rights under the Restricted Share Plan (currently fixed at a maximum of 4,000,000), and (b) pursuant to stock options granted under the Stock Option Plan, is 10% of the Company’s issued and outstanding Common Shares (on a rolling basis) at the time of grant. See “Particulars of Matters to be Acted Upon – Annual Approval of Rolling 10% Stock Option Plan” for further details concerning the Company’s Stock Option Plan. As of the date hereof, no Restricted Share Rights have been issued.

Restricted Share Plan

The Company’s Restricted Share Plan (“Restricted Share Plan”) was approved by the TSXV and by the Company’s shareholders at the Annual and Special Meeting of Shareholders held on May 10, 2011. A copy of the Restricted Share Plan is available under the Company’s profile on SEDAR at www.sedar.com.

The Restricted Share Plan provides that restricted share rights (the “Restricted Share Rights”) may be granted by a committee (as defined in the Restricted Share Plan) (the “Committee”) which administers the Restricted Share Plan to employees, officers, Directors, management company employees and consultants of the Company as a discretionary payment in consideration of past services to the Company.

Pursuant to the terms of the Restricted Share Plan, the aggregate maximum number of Common Shares reserved for issuance under the Restricted Share Plan from treasury:

(a)                                        shall not exceed 4,000,000 Common Shares; and

(b)                                        to any one Participant (as defined in the Restricted Share Plan) within a 12 month period shall not exceed 2,000,000 Common Shares.

Notwithstanding the foregoing, the aggregate maximum number of Common Shares reserved for issuance under the Plan shall be reduced by that number of Restricted Share Rights which are issued in accordance with the provisions of the Restricted Share Plan.

In addition, the number of Common Shares which may be issuable under the Restricted Share Plan and all of the Company’s other previously established or proposed share compensation arrangements, within a 12 month period:

(a)                                        to any one Participant shall not exceed 5% of the total number of issued and outstanding Common Shares on the date of the grant on a non-diluted basis;

(b)                               to Insiders as a group shall not exceed 10% of the total number of issued and outstanding Common Shares on the date of the grant on a non-diluted basis;

(c)                               to any one Eligible Contractor (as defined in the Restricted Share Plan) shall not exceed 2% in the aggregate of the total number of issued and outstanding Common Shares on the date of the grant on a non-diluted basis; and

(d)                               to all Eligible Employees (as defined in the Restricted Share Plan) conducting Investor Relations Activities (as defined in the TSXV Policies) shall not exceed 2% in the aggregate of the total number of issued and outstanding Common Shares on the date of the grant on a non-diluted basis.

The number of Common Shares which may be made subject to (a) Restricted Share Rights under the Restricted Share Plan (currently fixed at a maximum of 4,000,000), and (b) options under the Company’s Stock Option Plan, will represent not more than 10% (on a rolling basis) of the Company’s issued and outstanding Common Shares. The maximum of 4,000,000 Common Shares which may be reserved for Restricted Share Rights under the Restricted Share Plan represents 1.15% of the Company’s current issued and outstanding (on a non-diluted basis). As of the date hereof, no Restricted Share Rights have yet been issued.

A Restricted Share Right is exercisable into one Common Share on the later of: (i) the end of a restricted period of time wherein a Restricted Share Right cannot be exercised as determined by the Committee (“Restricted Period”); and (ii) a date determined by an eligible participant that is after the Restricted Period and before a participant’s retirement date or termination date (a “Deferred Payment Date”).

Under the Restricted Share Plan, the Board may from time to time amend or revise the terms of the Restricted Share Plan or may discontinue the Restricted Share Plan at any time. Subject to receipt of requisite shareholder and regulatory approval, the Board may make amendments to the Restricted Share Plan to change the maximum number of Common Shares issuable under the Restricted Share Plan and to change the provisions relating to insider restrictions. All other amendments to the Restricted Share Plan may be made by the Board without obtaining shareholder approval, such amendments including an amendment to the restricted period of a Restricted Share Right or an amendment to the termination provisions of a Restricted Share Right.

Canadian Participants seeking, for tax reasons, to set a Deferred Payment Date must give the Company at least 60 days notice prior to the expiration of the Restricted Period in order to effect such a change. Participants electing to change a Deferred Payment Date must give the Company prior written notice not later than 60 days prior to the Deferred Payment Date.

In the event of a Participant’s retirement or termination during a Restricted Period, any Restricted Share Rights automatically terminate, unless otherwise determined by the Committee. In the event of the retirement or termination after the Restricted Period and prior to any Deferred Payment Date, any Restricted Share Rights will be immediately exercised without any further action by the Participant and the Company will issue Restricted Shares and any dividends declared but unpaid to the Participant. In the event of death or disability, such Restricted Share Rights will be immediately exercised.

If a Participant holds Restricted Share Rights that are subject to a Restricted Period, the Committee will have the discretion to pay a Participant cash equal to any cash dividends declared on the Common Shares at the time such dividends are ordinarily paid to holders of the Common Shares. The Company will pay such cash dividends, if any, to those Participants that hold Restricted Share Rights that are no longer subject to a Restricted Period and are exercisable at a Deferred Payment Date.

In the event of a change of control, all Restricted Share Rights will be immediately exercised notwithstanding the Restricted Period and any applicable Deferred Payment Date.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OTHERS

As at March 28, 2012, there was no indebtedness outstanding of any current or former Director, Executive Officer or employee of the Company or any of its subsidiaries which is owing to the Company or any of its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a Director or Executive Officer of the Company, no proposed nominee for election as a Director of the Company and no associate of such persons:

(i)                        is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any of its subsidiaries; or

(ii)                     whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, in relation to a securities purchase program or other program.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than the election of Directors or the appointment of Auditors, no person who has been a Director or Executive Officer of the Company at any time since the beginning of the Company’s last financial year, no proposed nominee of management of the Company for election as a Director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting, except that the Directors and Executive Officers of the Company may have an interest in (i) the resolution regarding the re-approval of the Company’s 10% Rolling Stock Option Plan, as such persons are eligible to participate in such plan; and (ii) the resolution regarding the approval of the proposed consolidation of the Company’s Common Shares, as such persons may be Shareholders of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Circular and except for the fact that certain Directors and officers are Shareholders of the Company, no informed person (as defined in National Instrument 51-102, Continuous Disclosure) or proposed Director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

Except as set out herein, no management functions of the Company or any of its subsidiaries are performed to any substantial degree by a person other than the Directors or Executive Officers of the Company or its subsidiaries.

AUDIT COMMITTEE

The Audit Committee’s Charter

The following is the text of the Audit Committee Charter of the Company:

Mandate

The primary function of the audit committee (the “Committee”) is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

•                                        Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.

•                                        Review and appraise the performance of the Company’s external auditors.

•                                        Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three Directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be elected by the Board of Directors. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least on a quarterly basis, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

1.                                     Review and update this Charter annually.

2.                                     Review the Company’s financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

3.                                   Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

4.                                   Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company.

5.                                   Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

6.                                   Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

7.                                   Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

8.                                   At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

9.                                   Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

10.                            Review with management and the external auditors the audit plan for the year-end financial statements.

11.                            Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.                                         the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii.                                    such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii.                                   such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

12.                            In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

13.                            Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

14                                Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

15.                            Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

16.                            Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

17.                            Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

18.                            Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

19.                            Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

20.                            Review certification process.

21                                Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

22.                            Review any related-party transactions.

Composition of the Audit Committee

The following are the current members of the Audit Committee:

David E. De Witt	Not Independent (1)	Financially literate (1)
Andrew T. Swarthout	Independent (1)	Financially literate (1)
John P.A. Budreski	Independent (1)	Financially literate (1)

(1) As defined by National Instrument 52-110 – Audit Committees (“NI 52-110”).

Relevant Education and Experience

Set out below is a general description of the education and experience of each Audit Committee member which is relevant to the performance of his responsibilities as an Audit Committee member:

David E. De Witt – Mr. De Witt is a founding partner and the Chairman of Pathway Capital Ltd., a private venture capital company which was founded in October of 2004. He has been a Director and officer of numerous publicly traded companies since 1991 and his work has required extensive review and analysis of financial statements. Mr. De Witt graduated in 1975 from the University of British Columbia with a Bachelor of Commerce degree and then in 1978 with a Bachelor of Laws degree.

Andrew T. Swarthout – Mr. Swarthout has been the President, CEO and a Director of Bear Creek Mining Corporation since 2003 and a Director of Rio Cristal Resources Corporation since January 2008, both publicly traded companies. His work has required extensive review of financial statements. Mr. Swarthout graduated in 1974 from the University of Arizona with a Bachelor of Geosciences degree and he is a Professional Geologist.

John P.A. Budreski – Mr. Budreski has been involved in capital markets since 1987. He is an independent businessman and an advisor on capital markets matters. From 2009 to 2012, he was a Managing Director and a Vice Chairman with Cormark Securities Inc. Previously, he was the President and CEO of Orion Securities Inc. from 2005 to 2007. Mr. Budreski’s work has required extensive review and analysis of financial statements. He graduated in 1981 from TUNS/Dalhousie with a Bachelor of Engineering degree and then in 1986 from the University of Calgary with an MBA degree.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading “The Audit Committee’s Charter - External Auditors”.

External Auditors Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
Ending
2011	$38,946 (C$38,520)	$34,538 (C$34,160)	NIL	NIL
2010	$74,733 (C$77,168)	$41,279 (C$42,185)	NIL	$1,453 (C$1,500)

Exemption in Section 6.1 of NI 52-110

The Company is relying on the exemption in Section 6.1 of NI 52-110 from the requirement of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations) of NI 52-110.

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.

National Policy 58-201 - Corporate Governance Guidelines (“NP 58-201”) establishes corporate governance guidelines which apply to all public companies. The guidelines deal with such matters as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance practices. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company’s practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 Disclosure of Corporate Governance Practices mandates disclosure of corporate governance practices which disclosure is set out below.

Independence of Members of Board

As of the date of this Circular, the Company’s Board consists of five Directors, three of whom are independent based upon the tests for independence set forth in NP 58-201. David E. De Witt, Andrew T. Swarthout and John P.A. Budreski are independent. Nolan Watson is not independent as he is the CEO of the Company. David Awram is not independent as he is the Executive Vice-President of the Company.

Management Supervision by Board

The operations of the Company do not support a large Board of Directors and the Board has determined that the current constitution of the Board is appropriate for the Company’s current stage of development. Independent supervision of management is accomplished through choosing management who demonstrate a high level of integrity and ability and having strong independent Board members. The independent Directors are however able to meet at any time without any members of management including the non-independent Directors being present. Further supervision is performed through the Audit Committee.

Participation of Directors in Other Reporting Issuers

The participation of the Directors in other reporting issuers is described in the table provided under “Election of Directors” in this Circular.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

1.                             information respecting the functioning of the Board of Directors, committees and copies of the Company’s corporate governance policies;

2.                             access to recent, publicly filed documents of the Company, technical reports and the Company’s internal financial information;

3.                             access to management and technical experts and consultants; and

4.                             a summary of significant corporate and securities responsibilities.

In addition, the Company has a program where Directors and management are provided with, review and discuss, developments in corporate governance, accounting practices, financing and the resource industry in general.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations. Board members have full access to the Company’s records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders. The Board has adopted a Code of Conduct and has instructed its management and employees to abide by the Code. A copy of the Code is posted on SEDAR at www.sedar.com. The Board intends that it will review compliance with the Code on an annual basis until the Company has grown to a size which warrants more frequent monitoring.

The Board, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company’s high caliber management team promotes a culture of ethical business conduct throughout the Company’s operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard.

It is a requirement of applicable corporate law that Directors and senior officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of Directors, abstain from discussions and voting in respect to same if the interest is material. These requirements are also contained in the Company’s Articles, which are made available to Directors and senior officers of the Company.

Nomination of Directors

The Company does not have a stand-alone nomination committee. The full Board has responsibility for identifying potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the mining industry are consulted for possible candidates.

Compensation of Directors and the CEO

As previously discussed in this Circular, the independent Directors of the Company are currently David E. De Witt, Andrew T. Swarthout and John P.A. Budreski. The independent Directors of the Company have the responsibility for determining compensation for the Directors and senior management.

No compensation was paid by the Company up to December 31, 2009 to its Directors and its CEO. Commencing in early 2010, due to certain corporate milestones having been achieved by management in 2009, the independent Directors of the Company determined that a base salary for 2010 and a bonus (for recognition of past services) would be paid to the CEO and certain other key personnel. Due to certain corporate milestones having been achieved by management in 2010, the independent Directors determined and set the base salary for each of the CEO, EVP and VP for 2011 and awarded a bonus for the 2010 calendar year to each of the CEO, EVP and VP. Similarly, due to certain corporate milestones having been achieved by management in 2011, the independent Directors determined and set the base salary for each of the CEO, EVP, VP and CFO for 2012 and awarded a bonus for the 2011 calendar year to each of the CEO, EVP, VP and CFO and certain other key personnel. Please refer to the Summary Compensation Table located within the “STATEMENT OF EXECUTIVE COMPENSATION” section of this Circular for further details concerning compensation of the Company’s NEOs.

To determine future compensation payable to its Directors and CEO, the independent Directors will review compensation paid for Directors and CEOs of companies of similar size and stage of development in the mineral exploration/mining industry and determine an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the Directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation, the independent Directors will annually review the performance of the CEO in light of the Company’s objectives and consider other factors that may have impacted the success of the Company in achieving its objectives. Please refer to the discussion contained within the “STATEMENT OF EXECUTIVE COMPENSATION” section of this Circular for additional details.

As previously discussed in this Circular, the Company has no current arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as a consultant or expert.

Board Committees

The Company has one committee at present, being the Audit Committee.

The Audit Committee is comprised of three of the Company’s five Directors: David E. De Witt, Andrew T. Swarthout and John P.A. Budreski.

As the Directors are actively involved in the operations of the Company and the size of the Company’s operations does not warrant a larger board of Directors, the Board has determined that additional standing committees are not necessary at this stage of the Company’s development.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company’s development. The Board conducts informal annual assessments of the Board’s effectiveness, the individual Directors and its Audit Committee. To assist in its review, the Board conducts informal surveys of its Directors and receives a report from the Audit Committee respecting its own effectiveness. As part of the assessments, the Board or the Audit Committee may review their respective mandate/charters and conduct reviews of applicable corporate policies.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance goals and objectives.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of Directors of the Company at FIVE (5).

The Company has an Audit Committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly (2)
NOLAN WATSON British Columbia, Canada President & CEO and Director	President and Chief Executive Officer of the Company and Sandstorm Metals & Energy Ltd.	Director since September 12, 2008	4,650,000
DAVID AWRAM British Columbia, Canada Executive Vice-President and Director	Executive Vice-President of the Company and Sandstorm Metals & Energy Ltd.	Director since March 23, 2007	4,180,000
DAVID E. DE WITT (1) British Columbia, Canada Director	Independent businessman; founding partner, Chairman and a Director of Pathway Capital Ltd. (a Vancouver based private venture capital company).	Director since April 22, 2008	3,835,000
ANDREW T. SWARTHOUT (1) Arizona, USA Director	President, CEO and Director of Bear Creek Mining Corporation; Director of Rio Cristal Resources Corporation.	Director since March 23, 2009	200,000
JOHN P.A. BUDRESKI (1) Ontario, Canada Director	Independent businessman and advisor on capital markets matters.	Director since June 11, 2009	NIL

(1)	Member of the Audit Committee.
(2)

Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at March 28, 2012, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

(3)	The Company does not have an Executive Committee.

No proposed Director is to be elected under any arrangement or understanding between the proposed Director and any other person or company, except the Directors and Executive Officers of the Company acting solely in such capacity.

To the knowledge of the Company, no proposed Director:

(a)	is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a Director, CEO or CFO of any company (including the Company) that:

(i)

was the subject, while the proposed Director was acting in the capacity as Director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed Director ceased to be a Director, CEO or CFO but which resulted from an event that occurred while the proposed Director was acting in the capacity as Director, CEO or CFO of such company; or

(b)

is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a Director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed Director; or

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed Director;

other than John P.A. Budreski, who was a Director of EarthFirst Canada Inc. (“EarthFirst”) until March 2, 2010. EarthFirst was engaged in development of wind power and related generation facilities. EarthFirst obtained creditor protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) on November 4, 2008. The CCAA process has now been completed and EarthFirst has been amalgamated with another company and no longer exists as a separate entity.

The following Directors of the Company hold directorships in other reporting issuers as set out below:

Name of Director	Name of Other Reporting Issuer
Nolan Watson	Bear Creek Mining Corporation Blue Gold Mining Inc. Sandstorm Metals & Energy Ltd.
David Awram	NuLegacy Gold Corporation Sandstorm Metals & Energy Ltd.
David E. De Witt	Bear Creek Mining Corporation Nautilus Minerals Inc. Sandstorm Metals & Energy Ltd. Turnberry Resources Ltd.
Andrew T. Swarthout	Bear Creek Mining Corporation Rio Cristal Resources Corporation Sandstorm Metals & Energy Ltd.
John P.A. Budreski	Alaris Royalty Corp. Erdene Resource Development Corporation Sandstorm Metals & Energy Ltd.

Appointment of Auditors

Deloitte & Touche LLP, Independent Registered Chartered Accountants, of 2800 – 1055 Dunsmuir Street, Vancouver, British Columbia, are the auditors of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted FOR the appointment of Deloitte & Touche LLP as the auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors. Deloitte & Touche LLP were first appointed as auditors of the Company on October 1, 2010 when, pursuant to National Instrument 51-102 and due to the Company’s current stage of development, the Company requested that their former auditor, Davidson & Company LLP, Chartered Accountants, resign as the Company’s auditor.

Annual Approval of Rolling 10% Stock Option Plan

Background Information

Effective July 31, 2008, the Board adopted a new rolling 10% stock option plan (the “Stock Option Plan”), which Stock Option Plan was drafted in accordance with the latest TSXV policies and rules. The Stock Option Plan was approved by the Shareholders of the Company at the shareholder meetings held in 2008, 2009, 2010 and 2011 and was accepted for filing by the TSXV.

The purpose of the Stock Option Plan is to allow the Company to grant options to Directors, officers, employees, management company employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company. The granting of such options is intended to align the interests of such persons with that of the Shareholders. Options are exercisable over periods of up to five years as determined by the Board and are required to have an exercise price no less than the closing market price of the Company’s Common Shares prevailing on the day that the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the TSXV. Pursuant to the Stock Option Plan, the Board may from time to time authorize the issue of options to Directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries. The maximum number of Common Shares which may be issued pursuant to options granted under the Stock Option Plan will be a maximum of 10% of the issued and outstanding Common Shares at the time of the grant. In addition, the number of Common Shares which may be reserved for issuance to any one individual may not exceed 5% of the issued Common Shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant. The Stock Option Plan contains no vesting requirements, but permits the Board to specify a vesting schedule in its discretion. The Plan also provides that if a change of control, as defined therein, occurs, all Common Shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

The Company currently has 347,408,871 issued and outstanding Common Shares, meaning that the number of options currently available for grant under the Stock Option Plan, together with any Restricted Share Rights granted under the Company’s Restricted Share Plan (see above in this Circular under “Restricted Share Plan”) would be 10% of that number (on a rolling basis) or 34,740,887 Common Shares. As of the date of this Information Circular, the Company had 19,090,000 options outstanding under the Stock Option Plan (representing 5.5% of the Company’s current issued and outstanding, on a non-diluted basis) and the Company intends to reserve a maximum of 4,000,000 Common Shares for Restricted Share Rights under its Restricted Share Plan, leaving 11,650,887 Common Shares currently available pursuant to the future grant of options.

The TSXV Requires Annual Shareholder Approval for the Stock Option Plan

The Company’s Stock Option Plan is a rolling stock option plan which sets the maximum number of options available for grant by the Company at an amount equal to 10% of the Company’s issued and outstanding Common Shares from time to time. Under TSXV policies, the Stock Option Plan must be approved and ratified by the Shareholders on an annual basis.

Shareholder Approval Being Sought

A copy of the Stock Option Plan is available upon request to any Shareholder at no charge, or may be inspected at the Company’s registered office during normal business hours until the date of the Meeting.

The Board and management consider the approval of the Stock Option Plan to be appropriate and in the best interests of the Company. Accordingly, unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Shares represented by such form of proxy, properly executed, FOR the approval of the Stock Option Plan.

The text of the ordinary resolution approving the Stock Option Plan to be submitted to shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:

“RESOLVED, with or without amendment, THAT:

1.                                     subject to regulatory approval, the Stock Option Plan, pursuant to which the Directors may, from time to time, authorize the issuance of options to Directors, officers, employees, management company employees and consultants of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding Common Shares of the Company at the time of the grant, with a maximum of 5% of the Company’s issued and outstanding Common Shares being reserved to any one person on a yearly basis, be and is hereby approved; and

2.                                     any Director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such Director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”

Approval of Share Consolidation

General

At the Meeting, Shareholders will be asked to consider, and if deemed advisable approve, with or without variation, an ordinary resolution, authorizing the consolidation of the issued and outstanding common shares of the Company (the “Common Shares”) on the basis of one (1) post-consolidation Common Share for up to every five (5) pre-consolidation Common Shares (the “Consolidation”) that are outstanding, with the actual consolidation ratio to be determined by the Board of Directors of the Company (the “Board”) following the Meeting (such ratio not to exceed five (5) pre-Consolidation Common Shares for one (1) post-Consolidation Common Share). The Company currently has an unlimited number of authorized Common Shares and, on effecting the Consolidation, the Company will continue to have an unlimited number of authorized Common Shares. The Company’s name will not change in connection with the Consolidation.

The Consolidation is also subject to acceptance by the TSXV. Upon approval of the Consolidation by the Shareholders and acceptance by the TSXV, the Board will have the authority to give effect to the Consolidation by depositing the resolution approving the Consolidation in the Company’s Records Office.

As of the date of this Circular, the Company has 347,408,871 Common Shares issued and outstanding. The proposed Consolidation, assuming the maximum 5:1 ratio, will reduce the number of outstanding Common Shares to approximately 69,481,774 Common Shares. The Board believes that it is necessary to reduce the number of Common Shares outstanding so as to enhance the liquidity of the Common Shares as well as the marketability for the Common Shares. In addition, a Consolidation will allow the Company to pursue a dual listing on a U.S. stock exchange, although no assurances can be given that the Company will be successful in achieving a listing of its securities on a U.S. exchange.

Elimination of Fractional Shares

No fractional Common Shares will be issued as a result of the Consolidation. If, as a result of the Consolidation, a Shareholder would otherwise be entitled to a fraction of a post-Consolidation Common Share, the number of post-Consolidation Common Shares issuable to such Shareholder shall be rounded to the nearest whole number. For greater certainty and pursuant to the provisions of Section 83 of the British Columbia Business Corporations Act (“BCBCA”), any fractional Common Shares issuable as a result of the Consolidation will be converted into whole Common Shares as follows:

1.                                    any fractional Common Shares comprising less than 0.5 of one share will be deemed to have been tendered by the registered owner to the Company by way of gift for cancellation, and will be returned to the authorized but unissued shares of the Company; and

2.                                     any fractional Common Shares comprising greater than or equal to 0.5 of one share will be converted into one whole Common Share.

In all other respects, the post-Consolidation Common Shares will have the same attributes as the existing Common Shares.

Principal Effects of the Share Consolidation

The Consolidation will affect all Shareholders uniformly. Except for any variances attributable to fractional shares as described above, the change in the number of issued and outstanding Common Shares that will result from the Consolidation will cause no change in the capital attributable to the Common Shares and will not materially affect any Shareholder’s percentage ownership in the Company, even though such ownership will be represented by a smaller number of Common Shares.

In addition, the Consolidation will not affect any Shareholder’s proportionate voting rights. Each Common Share outstanding after the Consolidation will be entitled to one vote and will be fully paid and non-assessable. The principal effects of the Consolidation will be that:

1.                                     the number of Common Shares issued and outstanding will be reduced from approximately 347,408,871 Common Shares as of March 28, 2012 to approximately 69,481,774 Common Shares (based on a consolidation of five (5) existing Common Shares for one (1) Common Share);

2.                                     the number of Common Shares reserved for issuance under the Company’s stock option plan will be reduced proportionately based on the consolidation ratio selected by the Board;

3.                                     the exercise or conversion price and/or the number of Common Shares issuable under the Company’s outstanding stock options will be proportionately adjusted upon the Consolidation based on the consolidation ratio selected by the Board with any fraction rounded to the nearest whole number (see “Elimination of Fractional Shares”);

4.                                     the maximum number of 4,000,000 Restricted Share Rights which are currently available for issuance by the Company under its Restricted Share Plan will be proportionately adjusted upon the Consolidation based on the consolidation ratio selected by the Board with any fraction rounded to the nearest whole number; and

5.                                     the exercise price and/or the number of Common Shares issuable under certain outstanding share purchase warrants of the Company which are listed on the TSXV (the “Listed Warrants”) will be proportionately adjusted upon the Consolidation based on the consolidation ratio selected by the Board and holders of Listed Warrants (“Warrantholders”) will be sent a notice from the Company’s warrant agent, Computershare Trust Company of Canada, as soon as practicable after the effective date of the Consolidation. IT IS IMPORTANT TO NOTE THAT THE LISTED WARRANTS THEMSELVES ARE NOT BEING CONSOLIDATED. UPON COMPLETION OF THE CONSOLIDATION, EACH WARRANTHOLDER WILL BE ENTITLED TO RECEIVE, UPON EXERCISE OF HIS/HER/ITS WARRANTS, ONE POST-CONSOLIDATION COMMON SHARE FOR UP TO EVERY FIVE WARRANTS EXERCISED (DEPENDING ON THE ACTUAL FINAL CONSOLIDATION RATIO DETERMINED BY THE BOARD), WITH PAYMENT OF THE APPLICABLE ADJUSTED EXERCISE PRICE PER POST-CONSOLIDATION COMMON SHARE.

In general, the Consolidation will not be considered to result in a disposition of Common Shares by Shareholders for Canadian federal income tax purposes. The aggregate adjusted cost base to a Shareholder for such purposes of all Common Shares held by the Shareholder will not change as a result of the Consolidation; however, the Shareholder’s adjusted cost base per Common Share will increase proportionately. This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any Shareholder. It is not exhaustive of all federal income tax considerations. Accordingly, Shareholders should consult their own tax advisors having regard to their own particular circumstances.

Effect on Non-Registered Shareholders

Non-registered Shareholders holding their Common Shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the Consolidation than those that will be put in place by the Company for registered shareholders. If you hold your shares with such a bank, broker or other nominee and if you have questions in this regard, you are encouraged to contact your nominee.

Effect on Share Certificates

If the Consolidation is approved by Shareholders and implemented, registered shareholders will be required to exchange their share certificates representing pre-Consolidation Common Shares for new share certificates representing post-Consolidation Common Shares. Following the announcement by the Company of the consolidation ratio selected by the Board and the effective date of the Consolidation, registered Shareholders will be sent a letter of transmittal from the Company’s transfer agent, Computershare Investor Services Inc., as soon as practicable after the effective date of the Consolidation. The letter of transmittal will contain instructions on how to surrender certificate(s) representing pre-Consolidation Common Shares to the transfer agent. The transfer agent will forward to each registered Shareholder who has sent the required documents a new share certificate representing the number of post-Consolidation Common Shares to which the Shareholder is entitled. Until surrendered, each share certificate representing pre-Consolidation Common Shares will be deemed for all purposes to represent the number of whole post-Consolidation Common Shares, to which the holder is entitled as a result of the Consolidation.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

No Dissent Rights

Under the BCBCA, Shareholders do not have dissent and appraisal rights with respect to the proposed Consolidation.

Certain Risks associated with the Share Consolidation

The effect of the Consolidation upon the market price of the Common Shares cannot be predicted with any certainty, and the history of similar share consolidations for corporations similar to the Company is varied. There can be no assurance that the total market capitalization of the Common Shares immediately following the Consolidation will be equal to or greater than the total market capitalization immediately before the Consolidation. In addition, there can be no assurance that the per-share market price of the Common Shares following the Consolidation will remain higher than the per-share market price immediately before the Consolidation or equal or exceed the direct arithmetical result of the Consolidation. In addition, a decline in the market price of the Common Shares after the Consolidation may result in a greater percentage decline than would occur in the absence of the Consolidation. Furthermore, the Consolidation may lead to an increase in the number of Shareholders who will hold “odd lots”; that is, a number of shares not evenly divisible into board lots (a board lot is either 100, 500 or 1,000 shares, depending on the price of the shares). As a general rule, the cost to Shareholders transferring an odd lot of Common Shares is somewhat higher than the cost of transferring a “board lot”. Nonetheless, despite the risks and the potential increased cost to Shareholders in transferring odd lots of post-Consolidation Common Shares, the Board believes the Consolidation is in the best interest of all Shareholders.

Shareholder Resolution to Approve the Share Consolidation

At the Meeting, Shareholders will be asked to consider and, if thought appropriate, approve, with or without variation, the ordinary resolution substantially in the form noted below to permit the Consolidation. The Board and management of the Company believe that the proposed Consolidation is in the best interests of the Company and its Shareholders.

“RESOLVED THAT, as an ordinary resolution, with or without variation, subject to the acceptance by the TSX Venture Exchange:

1.                                     if and when the Directors of the Company shall deem appropriate to do so, the authorized share structure of Sandstorm Gold Ltd. (the “Company”) be altered by consolidating (the “Consolidation”) all of the issued and outstanding common shares in the capital of the Company (the “Common Shares”) on the basis of up to a maximum of five (5) pre-Consolidation Common Shares for one (1) post-Consolidation Common Share, such that the 347,408,871 issued and outstanding Common Shares (or such other number of fully paid and issued Common Shares that are outstanding on the effective date of the Consolidation) are consolidated into approximately 69,481,774 Common Shares (or such other number of fully paid and issued Common Shares resulting from the Consolidation);

2.                                     any fractional Common Shares resulting from the Consolidation of the Common Shares shall be dealt with in accordance with the provisions of Section 83 of the British Columbia Business Corporations Act (the “BCBCA”);

3.                                     the Directors of the Company, in their sole and complete discretion, are authorized and empowered to act upon this ordinary resolution to effect the Consolidation and to determine the actual Consolidation ratio (such ratio not to exceed five (5) pre-Consolidation Common Shares for one (1) post-Consolidation Common Share), or if deemed appropriate and without any further approval from the shareholders of the Company, are authorized and empowered to revoke this ordinary resolution and not to proceed with the Consolidation, without further approval of or notice to the shareholders of the Company;

4.                                     any Director or officer of the Company is authorized and directed on behalf of the Company, to take all necessary steps and proceedings, and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things as may be necessary or desirable to give effect to this ordinary resolution, including, without limitation, the determination of the effective date of the Consolidation; and

5.                                     at the date and time determined by the Directors of the Company, this resolution shall be deposited at the Company’s records office and the Consolidation shall become effective in accordance with the provisions of the BCBCA.”

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote “FOR” the ordinary resolution to permit the Consolidation. To be effective, the resolution must be passed by a simple majority of the votes cast by shareholders in person or by proxy at the Meeting. The Board and management recommends a vote “FOR” the ordinary resolution to permit the Consolidation.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at 604-689-0234 to request copies of the Company’s financial statements and MD&A.

Financial information is provided in the Company’s comparative audited financial statements and management’s discussion and analysis for its most recently completed financial year ended December 31, 2011 which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DIRECTOR’S APPROVAL

The contents of this Circular and the sending thereof to the Shareholders of the Company have been approved by the Board.

DATED this 28h day of March, 2012.

APPROVED BY THE BOARD OF DIRECTORS

(signed) Nolan Watson

Chief Executive Officer